June 28, 2011

Trust for Professional Managers
615 East Michigan Street
Milwaukee, WI  53202

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated April 27, 2006 regarding the sale of shares of Snow Capital Opportunity Fund and our opinion dated November 5, 2010 regarding the sale of shares of Snow Capital All Cap Value Fund and Snow Capital Small Cap Value Fund, each a series of Trust for Professional Managers.  In giving this consent, however, we do not admit that we are “experts” within the meaning of Section 11 of the Securities Act of 1933, as amended, or within the category of persons whose consent is required by Section 7 of said Act.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.

Offices in Milwaukee, Madison, Waukesha, Green Bay & Appleton, WI; and Washington, DC
Godfrey & Kahn is a member of Terralex®, a worldwide network of independent law firms.